UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

On October 10, 2025, Wallbox N.V. (NYSE: WBX) (“Wallbox” or the “Company”) reported on Form 6-K that the Company, together with certain of its subsidiaries, had entered into a standstill agreement on October 9, 2025 (the “Agreement”) with the majority of its banking pool, namely Banco Santander, S.A., Banco Bilbao Vizcaya Argentaria, S.A., and CaixaBank, S.A. (the “Majority Lenders”). On November 7, 2025, the Company further announced on Form 6-K that Instituto de Crédito Oficial E.P.E., Institut Català de Finances, Mora Banc Grup, S.A., EBN Banco de Negocios, S.A., and Compañía Española de Financiación del Desarrollo, COFIDES, S.A., S.M.E. (the “Syndicated Lenders,” and together with the Majority Lenders, the “Participating Lenders”) had acceded to the Agreement. On December 23, 2025, the Company announced on Form 6-K that the term of the Agreement had been extended, with substantially all terms remaining in full force and effect, through January 31, 2026.

As the Company and the Participating Lenders continue negotiations regarding the Company’s long-term capital structure, the Participating Lenders have agreed to further extend the term of the Agreement, with all terms remaining in full force and effect, through March 1, 2026.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3, as amended (Files No. 333-268347, 333-268792, 333-271116, 333-273323, 333-276491 and 333-281952), and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: February 6, 2026	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa